EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Additional credit provision undertaking for 2017 (reportable credit)

Further to the description in section 2.13.4 of the chapter containing a description of the Company’s business affairs in its 2015 statements (“2015 Statements”) regarding the receipt of credit provision undertakings for 2017 in the amount of NIS 900 million, immediate notification is hereby provided that on January 4, 2017, the Company completed an additional contractual engagement with an institutional entity for the provision of credit to the Company in the amount of NIS 500 million in September 2017 (the “Additional Undertaking”), such that the aggregate credit provision undertakings to the Company in 2017 from banking/institutional entities currently amounts to NIS 1,400 million.

The total credit to be received under the credit provision undertakings to the Company in 2017 has an average duration of approximately 5 years from the credit provision date (repayments commencing June 2020 to December 2024) at an aggregate average interest rate (which also includes the cost for the undertaking periods) of approximately 4.2% (fixed nominal interest).

The terms of the Additional Undertaking and the loan to be provided pursuant thereto include terms which are similar to those of other loans taken by the Company (terms specified in Sections 2.13.4 and 2.13.5 of the 2015 Statements), including: an undertaking not to create additional liens on the Company’s assets (subject to certain restrictions), an undertaking that in the event the Company assumed an undertaking towards any party regarding compliance with financial covenants, the Company would assume an identical undertaking also with respect to such credit (subject to certain exclusions) and customary immediate repayment terms (such as default events, insolvency, liquidation or receivership etc., and cross-default, subject to certain restrictions) which will also apply, mutatis mutandis, to the credit provision period.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.